The business combination described in this document involves securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

May 14, 2025

Company:	Tsubakimoto Chain Co.
Representative:	Takatoshi Kimura, President and Representative Director (Code No.: 6371, Prime Market of the TSE)
Inquiries:	Takeshi Tamura, Manager, Corporate Planning Department
TEL +81 (6) 6441-0054

Notice Regarding Decision on Matters Relating to the Acquisition of Treasury Shares

(Acquisition of Treasury Shares under the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act)

Tsubakimoto Chain Co. (the “Company”) hereby announced that it resolved at the Board of Directors meeting held on May 14, 2025 to acquire its treasury shares in accordance with Article 156 of the Companies Act, as applied with the necessary adjustments pursuant to Article 165, Paragraph 3 of the same Act.

1. Reasons for the acquisition of treasury shares

As set forth in the “Notice Regarding Execution of Business Integration Agreement and Share Exchange Agreement (Simplified Share Exchange) for Business Integration of Tsubakimoto Chain Co. and Daido Kogyo Co., Ltd.” announced today, the Company will conduct a share exchange with an effective date of January 1, 2026, under which the Company will become a wholly-owning parent company resulting from the share exchange and Daido Kogyo Co., Ltd. (“Daido Kogyo”) will become a wholly-owned subsidiary company resulting from the share exchange. In connection with this share exchange, the Company will acquire its treasury shares, in order to allocate these acquired treasury shares as a portion of the Company’s common stock to be allotted and delivered to the shareholders of Daido Kogyo (excluding the Company), as well as to execute flexible capital policies in response to future changes in the business environment.

2. Details of acquisition

(1)	Class of shares to be acquired	Common stock of the Company
(2)	Total number of shares to be acquired	Up to 6,500,000 shares* (percentage of total number of outstanding shares (excluding treasury shares): 6.12%)
(3)	Total purchase price of shares	Up to 10 billion yen
(4)	Period of acquisition	From June 2, 2025 to December 30, 2025
(5)	Method of acquisition	Market purchase on the Tokyo Stock Exchange (including use of off-auction own share repurchase transactions (ToSTNeT-3) on the Tokyo Stock Exchange)

(Reference)	Holdings of treasury shares as of March 31, 2025
	Total number of outstanding shares (excluding treasury shares)	106,213,279 shares
	Number of treasury shares	3,648,863 shares

End